U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Form 10-SB/A-1

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                         Commission File Number 0-33215
                                     -------


                                EMPS CORPORATION
                               ------------------
                 (Name of Small Business Issuer in its charter)


                    NEVADA                              87-0617371
                    ------                           -----------------
       (State or other jurisdiction of                (I.R.S. Employer
        incorporation or organization)               Identification No.)


         875 Donner Way, Unit 705, Salt Lake City, Utah        84108
         ----------------------------------------------      ---------
           (Address of principal executive Offices)          (Zip Code)


                    Issuer's telephone number: (801) 582-1881
                                               ---------------


         Securities to be registered under Section 12(b) of the Act:

             Title of each class            Name of each exchange on which
             to be so registered            each class is to be registered
             -------------------            ------------------------------
                    N/A                                  N/A


         Securities to be registered under Section 12(g) of the Act:

                                     COMMON
                                     -------
                                (Title of Class)

                                TABLE OF CONTENTS


PART I.

Item 1.  Description of Business

Item 2.  Plan of Operations

Item 3.  Description of Property

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Item 5.  Directors, Executive Officers, Promoters and Control Persons

Item 6.  Executive Compensation

Item 7.  Certain Relationships and Related Transactions

Item 8.  Description of Securities


PART II.

Item 1.  Market Price of and Dividends on the Company's Common Equity and Other
            Shareholder Matters

Item 2.  Legal Proceedings

Item 3.  Changes in and Disagreements with Accountants

Item 4.  Recent Sales of Unregistered Securities

Item 5.  Indemnification of Directors and Officers

PART F/S

Index to Financial Statements

PART III.

Item 1.  Index to Exhibits

SIGNATURES

                                     PART 1


Item 1.           Description of Business

Company History and Business

         EMPS Corporation (the "Company" or "EMPS") was incorporated under the laws of the state of Nevada on July 14, 1998, for the purpose of researching and developing commercial applications for patented technology for a high frequency eddy current separator, which may be used to separate nonmagnetic particulate materials from other materials without chemicals, heat or water. The Company is in the development stage.

         On May 10, 1999, the Company acquired Patent No. 5,439,117 issued August 8, 1995, and continuation in part Patent No. 5,772,043 issued June 30, 1998, from Particle Separation Technologies, L.C., a Utah limited liability company. On February 5, 2001, the Company acquired Patent No. 6,095,337 issued on August 1, 2000, from Particle Separation Technologies, L.C. This is a continuation in part patent which expands the range of separable particle sizes covered under the Company's earlier two patents. All three patents are titled "System and Method for Separating Electronically Conductive Particles." The Company acquired the entire right, title and interest in and to the said inventions and patents in exchange for 800,000 restricted Company common shares. The aggregate acquisition cost of the three patents is $2,770. On January 30, 2001, the Company formed a wholly owned subsidiary, EMPS Research Corporation, a Utah corporation ("ERC"). On February 14, 2001, in exchange for 1,000,000 restricted common shares of ERC, the Company assigned its three patents to ERC at their book value of $2,636, provided ERC $2,100 cash and paid organizational costs of $264 on behalf of ERC. ERC will manage the research and development efforts to develop and test prototype equipment for the Company.

         The Company filed a registration statement with the United States Securities and Exchange Commission ("SEC") on Form SB-1 to register up to 200,000 shares of common stock. The registration statement went effective on October 3, 2000, and closed on January 31, 2001. A total of 65,100 shares were sold for proceeds in the amount of $65,100.

         Also in 2000 the Company filed an application for a research grant with the Department of Energy ("DOE"), through its Office of Industrial Technologies ("OIT") 2000 Inventions and Innovation ("I&I") program. Following DOE evaluation, the Company was one of the 43 projects selected. The Company received a research grant in the amount of one hundred ninety- nine thousand dollars ($199,000) on or about January 16, 2001. This grant must be utilized to research and develop the particle separation technology.

Description of the Company Technology

         The Company is engaged in the business of developing, marketing and licensing its patented technology for use in commercially separating nonmagnetic particulate material by building and testing a High Frequency Eddy-Current Separator ("HFECS"). The Company will develop a prototype primarily for use in recovering metals at foundries and smelters. The Company anticipates that the HFECS prototype will be capable of separating one ton of particles or materials per hour.

         No known system or method exists in industry for commercially separating nonmagnetic fine particulate material, such as gold, from other materials without chemicals, heat or water. These current methods are expensive and can be environmentally unsafe.

         When water is used as a separation medium, the water carries the particles through machinery, over vibrating tables or centrifugal apparatuses which utilize specific gravity in the separation process. When water is available, its usage often requires significant capital expenditures for pumping systems, infrastructure and continual pump maintenance. Water separation systems can be seasonally restrictive due to weather considerations. After separation, additional energy is needed for the drying processes to remove the moisture from the separated material.

         Chemical methods require great planning and care. Without proper handling and disposal of the caustic chemicals typically used in these processes, environmental disasters can occur. The long-term environmental effects of chemical separation are only now beginning to be understood. Usually, drying processes are needed to remove the moisture from the separated material.

         Methods utilizing heat require strict attention to the toxic gases created in the energy- intensive burn process. Scrubbers and other apparatuses are needed to capture furnace emissions.

         The Company's invention, uses novel principles that allow separation of electrically conductive, nonmagnetic fine particles in a laboratory setting. Applying the Company's technology on a full-scale basis may be more efficient and safe than other technologies. The Company's technology, however, may prove to be ineffective, uneconomical and may not achieve market acceptance on a full-scale or commercial level. That is why the Company will produce a prototype for further testing and use to determine its feasibility on a commercial scale.

         Electrodynamic separation of nonmagnetic free-flowing materials is accomplished by introducing the material into a region of magnetic field gradient that fluctuates with time. The variable field induces magnetic dipoles in the conducting particles of the material, producing electrodynamic forces that deflect the electrically conducting particles from the imposed magnetic field. Therefore, when feed material is passed through the magnetic field, the conducting particles are separated from the feed material. Research derived from mathematical and actual working models indicate that the invention should specifically address this problem in industry.

         The Company employs the use of an alternating magnetic field in certain configurations to produce an electromagnetic force with frequencies set according to the specific resistivity and size of the particulate material which is to be separated from other material.

         Independent tests were performed on the Company's technology by the Department of Metallurgical Engineering at the University of Utah. After careful consideration by the faculty, it was determined that these experiments warranted special Departmental attention due to the unique nature of the novel principles involved. Independent test results with supporting calculations, data and experiments were implemented by a special team, including two faculty members, and are described by graduate student, Dongman Kim, in a Master's Thesis entitled "Electrodynamic Separation of Conducting Particles in an Alternating Magnetic Field" published in November, 1998. The Thesis concludes:

         "In this study, separation of conductive materials from mixed particles has been proved to be successful. Based on what is reported here, a pilot-scale unit can be built for further scale-up to a larger industrial-size unit."

         It is this prototype or "pilot-scale" unit that will be the focus of the Company's financial and technical resources.

         The Company's invention provides a system and method for separating electrically conductive, nonmagnetic fine particles which could not otherwise be separated using flotation or filtration schemes. Further, the Company's invention provides a system and method for separating electrically conductive, nonmagnetic fine particles using characteristics such as the specific resistivity and the size of the particle to determine the separation of one material from other materials.

         The Company's invention provides a system for first separating electrically conductive particulate material from one or more other materials. The invention is particularly intended for use with materials in particulate form but can also be used with materials in other forms. The Company's invention can also be used in conjunction with other separation technologies, such as flotation and filtration, which are known in the art. For example, the separation techniques of the present invention can be used before or after materials have been subjected to other separation techniques known in the art.

         The Company's invention includes means for localizing a magnetic field at a first location. The magnetic field is an alternating or oscillating field. In contrast with prior technology, the present invention considers the size of the particle when selecting the frequency. As the size of the particle to be separated decreases, the frequency increases.

         The Company's invention exploits the characteristics of particle electrical specific resistivity and particle size. Thus, in contrast to the previously proposed schemes, the present invention considers the size of the particles in the separation process. For example, some embodiments of the present invention preferably include means for sorting particles having a diameter not larger than about five millimeters and more preferably not larger than about two millimeters. Embodiments of the present invention may also comprise means for measuring the size of the particles of the electrically conductive particulate material so that the operation of the system can be adjusted for best efficiency. Moreover, in contrast to the previously proposed schemes, the present invention considers the specific resistivity of the particles in the separation process.

         Included in the Company's invention is a means for generating an alternating current and for applying it to the means for localizing a magnetic field. The frequency of the alternating current is set according to the specific resistivity or conductivity of the desired material and the size of the particles comprising the desired material. Selected embodiments of the present invention preferably include means for increasing the frequency of the alternating current as the size of the first particles decreases.

         The means for localizing a magnetic field and the means for generating an alternating current cooperate together to create an alternating magnetic field at a location, for example the gap, where separation occurs. Separation occurs as a result of the alternating magnetic field deflecting the path of the desired material in a different amount than the other material present in the stream is deflected. Structures are also included to function as a means for gathering the first particles as they are separated from the material stream.

         The method of the Company's invention preferably includes the steps of generating an alternating magnetic field, introducing a stream of particles into the magnetic field, the stream of particles including both the desired first particles and undesired second particles. The step of adjusting the frequency of the alternating magnetic field is carried out according to the specific resistivity and the size of the first particles. By properly adjusting or choosing the frequency of the alternating magnetic field, the first particles are imparted a trajectory which is different than the trajectory of the other particles in the particle stream. In order to adjust for the size of the particles, the Company's invention increases the frequency of the alternating magnetic field as the size of the first particles decreases.

         Since the size of the particles greatly influences the separation process, it may be desirable to pre-sort the particles according to size or adjust the size of the particles before being subjected to the alternating magnetic field. Moreover, it is desirable to adjust the velocity of the particles in the particle stream as they enter the magnetic field.

         The particle stream is subjected to the magnetic field for a period of time while the first particles are gathered into one location and the remaining material gathered into another location. The Company's invention has particular application for separating particles of gold from other materials.

         On a laboratory level, the Company's invention separates electrically conductive, nonmagnetic particles based upon the particle's size and the particle's specific electrical resistivity. We believe that applying our technology on a full-scale basis, one type of desired electrically conductive, nonmagnetic particle can be readily separated commercially from other undesired electrically conductive, nonmagnetic particles. Even if the desired and undesired particles are of substantially the same particle size, but the particles have different specific electrical resistivities, the particles can be separated from one another, using the Company's invention.

         The Company believes its invention can be carried out so that particles can be separated from each other in a batch-by-batch fashion or in a continuous flow process. The continuous flow process is presently preferred and more efficient.

         Further, the Company's invention provides a system and method for separating electrically conductive nonmagnetic materials which does not rely on moving mechanical parts to achieve a separation of the particles. The Company's invention also provides a system and method for separating electrically conductive, nonmagnetic particles by producing a magnetic field which induces eddy currents in the particles and causes movement of the particles which are to be separated. Both the electrical conductivity and the size of the particle determine the separation of one type of particle from other types of particles.

Research and Development

         The Company plans to develop and demonstrate a High-Frequency Eddy-Current Separator ("HFECS") prototype. Research and development began in February 2001 and is scheduled to be completed by February 2003. At the conclusion of this twenty-four month period the prototype should be a fully operational piece of equipment. The Company does not plan to market or manufacture the equipment. Rather, it plans to research and develop and test the prototype. If and when testing proves to be successful, the Company will seek to license the technology for marketing and manufacture. The Company expects that the prototype will work in smaller commercial settings.

         The Company anticipates that the I&I research grant will provide sufficient funding for approximately two years of research and development. On August 14, 2001, the Company, through it wholly-owned subsidiary, EMPS Research Corporation entered into a Subcontract Agreement with the University of Utah. The Subcontract Agreement commenced on August 15, 2001 and will continue in effect until August 14, 2003. The Subcontract Agreement calls for the University of Utah Department of Metallurgical Engineering to test the equipment design and implementation, test a working prototype, and to do the needed data analysis and computer modeling. The Subcontract Agreement contemplates that the University of Utah will be paid approximately $105,000 over the two year period for these services. To date, the University of Utah has not done any work for the Company and has not been paid any funds. This Subcontract Agreement may be terminated at any time by either party by written notice. Termination will not relieve either party of any obligation or liability accrued prior to termination.

         The Company also anticipates that $62,000 will be needed to design, fabricate, and test the initial prototype. The Company is using Altaire Holdings L.C. to design, fabricate, assemble and test the initial prototype. Altaire Holdings, L.C., is an electronics lab in Ogden, Utah, and is not affiliated with the Company or any of its officers, directors or control shareholders. Altaire Holdings is performing these services pursuant to periodic work orders placed by the Company.

         During the past two fiscal years the Company spent no money on research and development. During the current fiscal year the Company has spent approximately $54,000 on research and development.

Patents

         The Company, through its wholly owned subsidiary, EMPS Research Corporation, owns U.S. Patents 5,772,043, 5,439,117, and 6,095,337, each entitled "System and Method for Separating Electrically Conductive Particles." The patents were issued on June 30, 1998, August 8, 1995 and August 1, 2000, respectively. All three patents expire December 21, 2013. These patents cover the technology which allows the Company to separate nonmagnetic particles from feed material. These patents are very important to the Company's business and add significant value because they give it an exclusive right to the covered technology. Moreover, in the event someone else attempts to use this technology before the patents expire, the Company may have a right to recover damages from that party.

         While the Company believes it could continue to operate following the expiration of the patents, the Company believes its business will be adversely effected. Once the patents expire, the information covered by them will become part of the public domain. It is anticipated that few purchasers would be willing to pay the Company for a license for its technology when it is part of the public domain. Similarly, once this information becomes part of the public domain, others could use that technology to compete directly with the Company, which could adversely effect the Company's business.

Competition

         The Company operates in a highly competitive environment against companies that have greater resources than the Company. There are many occasions in scientific and industrial applications where materials must be separated from one another. Particularly in the mining industry, valuable metals must be efficiently separated from other materials which are found in ore. In many industrial applications, separation of particles having different sizes and densities relies on the earth's gravity as well as some additional process such as filtration. All such arrangements which have been devised utilizing gravity to separate particles of different densities include one or more drawbacks as are recognized in the art. For example, such arrangements may require water as a carrier for the particles to be separated. Disadvantageously, the water must be removed from the particles after separation. Moreover, in some mining locations, water is not readily available.

         To provide efficient separation without water, various apparatus and techniques have been proposed which also utilize some electromagnetic properties of materials, rather than density alone, to separate materials. While the task of separating magnetic materials from non magnetic materials is a relatively easy one, the task of separating a nonmagnetic material from other nonmagnetic materials utilizing the magnetic properties of the materials has been the subject of research in the industry. Still, many problems and drawbacks exist with the proposed schemes. Particularly in the mining industry, there have been numerous attempts to separate materials from one another, for example gold from other materials, based on the differing magnetic properties of the materials.

         One example of a previous scheme is represented by U.S. Pat. No. 5,057,210 to Julius. The Julius reference recognizes that the creation of eddy currents in conductive materials allows a magnetic field to move a nonmagnetic material. The Julius reference, however, utilizes a rotating permanent magnet to mechanically generate a changing magnetic field.

         Another example of a previous scheme is represented by U.S. Pat. No. 5,161,695 to Roos. The Roos reference also recognizes that the creation of eddy currents in conductive materials allows a changing magnetic field to move particles of a nonmagnetic material. The Roos reference, however, utilizes permanent magnets, as does the Julius reference. The scheme of the Roos reference is ineffective.

         By relying on mechanically generated fields through the use of rotating permanent magnets, the Julius and Roos technologies fail to recognize an additional critical aspect of the use of induced eddy currents in electrically conductive, nonmagnetic materials. Electromagnetically generated induced eddy currents, such as those created by the Company's technology, are capable of producing much higher frequencies and stronger field currents, which allow for separation of a significantly broader range of particulate sizes.

         The primary object of the Company's invention is to provide a practical system and method for separating electrically conductive nonmagnetic fine materials. It is also an object of the Company's invention to provide a system and method for separating electrically conductive nonmagnetic materials which does not rely on moving mechanical parts to achieve separation of the materials. It is further the object of the Company's invention to provide a system and method for separating electrically conductive nonmagnetic fine materials from each other which does not require any liquid.

Advertising and Marketing Strategy

         The Company plans to focus its operations on developing a functional prototype and to seek contracts with entities for licensing its technology for third party manufacturing and use. It is unlikely the Company will secure any licensing agreements until the prototype is further along in its development. Until the time a functional prototype is constructed, approximately two years from February 2001, the Company's advertising and marketing will be limited.

         The Company's marketing efforts, if any, will be primarily directed towards potential licensees of its technology to third parties. The Company may begin immediately seeking such relationships through limited advertizing and marketing through interaction with the target industry and direct contact sales. The Company may seek further exposure through trade journals and symposia. Additionally, the Company may also position itself to assist in environmental clean-up operations through existing companies involved in governmental projects.

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

Employees

         The Company currently has no full time employees. The officers and directors work on a part time, as needed, basis with no commitment for full time employment. The Company also has a part time project manager and has contracted with the University of Utah and Altaire Holdings, to research, develop and test the prototype. Raj Rajamani and Vladimir Saveliev have agreed to consult with the Company on an as needed basis. Rajamani and Saveliev will be compensated on an as used hourly basis. Rajamani is to be compensated at a rate of $45.10 per hour. Saveliev is to be compensated at a rate of $31.75 per hour. To date, the Company has not used the services of either Rajamani of Saveliev, nor has either of them received any compensation from the Company. The Company does not foresee hiring any further employees until revenues and operations warrant the addition of employees.

Reports to Security Holders

         The Company files annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that will contain reports and other information regarding the Company which may be viewed at http://www.sec.gov.

Item 2:  Plan of Operations

         The Company's primary operations are to develop and demonstrate its HFECS prototype.

         On or about January 16, 2001, the Company received a research grant in the amount of $199,000 from the Department of Energy ("DOE"), through its Office of Industrial Technologies 2000 Inventions and Innovation ("I&I") program for use in developing an HFECS prototype.

         Altaire Holdings is assisting the Company in designing, fabricating and assembling the prototype HFECS. Altaire will also be responsible for field testing and training. Altaire began work on the prototype in February 2001 and has finished much of the design, fabrication and assembly of the initial prototype. Based on the work remaining to be completed, the Company expects Altaire to finish the initial prototype for testing during the first quarter of 2002. The funds to pay Altaire have and will come from the I&I grant money.

         As of November 15, 2001, the Company has spent approximately $54,000 of the I&I grant money. Approximately, $34,000 has been paid to Altaire. To date the Company has also paid $20,000 to Stephen Smoot, a related party, in project management fees associated with the application for and ongoing reporting obligations associated with the I&I grant from the U.S. Department of Energy. The Company does not expect to pay any additional project management fees.

         The Company has retained the University of Utah to test and analyze equipment design and implementation, design working scale models and perform the needed data analysis and computer modeling once the prototype is fully functional. The University of Utah will also assess and develop a plan for commercializing the technology. For these services, the University of Utah will receive $104,968. The funds to pay for these services will come from the I&I research grant received by the Company.

         The Company will use the remaining $32,000 of the I&I grant money will be used for travel expenses, patent updates and legal, management and accounting fees. The proceeds received from the SB-1, approximately $65,000 should be more than sufficient to meet the working capital needs of the Company for the next twelve months.

         The Company believes it can satisfy its cash requirements until February 2003 from proceeds of its public offering and the I&I grant. Thereafter, the Company will need to seek additional funding to finance operations. To raise additional capital, the Company may have to sell additional equity securities in accordance with federal and state securities laws. The Company may also seek additional funds through debt financing.

         Based on projections submitted to the U.S. Department of Energy under the terms of the I&I grant, following anticipated completion of the design, fabrication, and assembly of the initial prototype in February 2002, the University of Utah is scheduled to perform testing of the initial prototype. Analysis of the data collected by the University during testing is scheduled to occur from July 2002 to September 2002. Prototype demonstration is scheduled to occur from July 2002 to October 2002. Based on the outcome of the testing and prototype demonstrations, the University of Utah and Altaire are scheduled to perform field testing in commercial settings, collect and analyze field data, and make appropriate alterations from October 2002 to February 2003.

         Also, from March 2002 to January 2003, the University of Utah will also perform market analysis for the Company's product. At this time, the Company believes the primary market for its technology are nonferrous metal foundries. The Company believes there are nearly 2,500 such foundries located in the United States.

         The Company does not plan to market or manufacture the equipment. Rather, it plans to research, develop and test the prototype. If and when testing proves to be successful, the Company will seek to license the technology for marketing and manufacture. The Company expects that the prototype will work in smaller commercial settings.

         It is the Company's intent to pursue outside sources through licensing agreements to market and exploit the commercial applications of this technology. To date, however, the Company has no firm commitments or license arrangements in place.

         The Company anticipates that its general and administrative expenses will vary significantly from the general and administrative expenses incurred during the last fiscal year. This significant increase is due primarily to the fact that during last fiscal year the Company's primary general and administrative expenses were related to applying for the I&I grant from the Department of Energy. Since receiving the I&I grant in January 2001, the Company has undertaken active operations associated with the development of the Company's technology.

         The Company currently has no plans to purchase additional property, plant or equipment.

Item 3:  Description of Property

Property & Facilities

         The Company uses one-quarter of an 800 square foot office condominium located at 875 Donner Way, Unit 705, Salt Lake City, Utah 84108 for its corporate offices. The Company currently pays no rent for this space pursuant to a verbal agreement with Particle Separation Technologies, L.C. This free rent is of nominal value. There is no lease agreement with Particle Separation Technologies, L.C. If at any time Particle Separation Technologies, L.C., decides it needs or wants the space, the Company has no right to continue to occupy the space and could be forced to move.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The term "beneficial owner" refers to both the power of investment and the right to buy and sell shares of EMPS. It also refers to rights of ownership or the right to receive distributions from EMPS and proceeds from the sale of EMPS shares. Since these rights may be held or shared by more than one person, each person who has a beneficial ownership interest in shares is deemed to be the beneficial owners of the same shares because there is shared power of investment or shared rights of ownership.

Type of                                         Amount & Nature of
Security  Name and Address                      Beneficial Ownership  % of Class
--------  ----------------                      --------------------  ----------
Common    Louis Naegle                                   -0-              -0-
          1020 E. 900 N.
          Bountiful, UT 84010

Common    Timothy L. Adair                               -0-              -0-
          4811 S. 1115 E.
          Salt Lake City, UT 84117

Common    Particle Separation Technologies L.C.        800,000            92%
          3500 Pine Valley Road
          Woodland, Utah 84036

All officers and directors                               -0-              -0-
as a group (2 persons)
                                                      ---------
                  TOTAL                                800,000            92%


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

         Mr. Naegle and Mr. Adair are officers and directors of EMPS.

         The Stephen & Jill Smoot Family Trust is the beneficial owner of Particle Separation Technologies, L.C. Therefore, shares that are in the registered name of Particle Separation Technologies, L.C., are counted as shares owned by The Stephen & Jill Smoot Family Trust. Stephen Smoot and Jill Smoot are the trustees of the Stephen & Jill Smoot Family Trust, which was established for the benefit of their six children. As trustees, Mr. and Mrs. Smoot have voting and investment power over the shares held in the Trust and may be deemed to be the beneficial owners of the shares held by the Trust.

Change in Control

         To the knowledge of the management, there are no present arrangements or pledges of the Company's securities that may result in a change in control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

         The following table sets forth the Company's directors, executive officers, promoters and control persons, their ages, and all offices and positions held within EMPS. Directors are elected for a period of one year and thereafter serve until their successor is duly elected by the stockholders and qualified. Officers and other employees serve at the will of the Board of Directors.

Name of Director     Age   Term Served as         Positions with EMPS
----------------     ---   --------------         -------------------

Louis Naegle         36    Since August 26, 1998  President, Treasurer, and
                                                  Director

Timothy L. Adair     36    Since May 18, 1999     Principal Accounting Officer,
                                                  Secretary and Director

         The above individuals will serve as the Company's officers and/or directors. A brief description of their positions, proposed duties and their background and business experience follows:

         Louis Naegle, President, Treasurer and Director. Mr. Naegle graduated from the University of Utah in 1991 with a Bachelor of Arts degree in Political

Science. Mr. Naegle brings over 13 years experience in marketing and sales. He earned top sales awards while working for a large international home builder. In 1996-1997, he owned a successful sales consulting business with annual sales revenue of about $70,000. From 1994 through 1998, Mr. Naegle was employed as a sales agent for Equimark Properties, Inc. Since 1998, he has been a licensed real estate broker. Mr. Naegle has sold over $30,000,000 in real estate. He currently owns LISN Investments, LC., a limited liability company used for the purchase and sale of real estate. He also brings experience from the international arena where he served as liaison in the former Soviet Union for SATCO International, a trading company specializing in tourism and sales of consumer products.

         Timothy L. Adair, Principal Accounting Officer, Secretary and Director. For more than ten years, Mr. Adair has worked at Intermountain Health Care in Salt Lake City. Mr. Adair currently acts as a HR Analysis Manager where he works specifically with Information Systems/Processes and Financial Analysis. Mr. Adair graduated from Brigham Young University in 1988 with a Bachelor of Science degree in Mechanical Engineering and received a Masters of Business Administration from Brigham Young University in 1990. Prior to his current position, Mr. Adair has six years previous experience as a Financial Analyst and a Compensation Analyst. Mr. Adair has had nearly ten years of real estate investment and management experience. He is a Partner of Adlaw, a real estate holding and management partnership. He is also a Member of Forest Property Management LLC, a limited liability company used for the purchase and sale of real estate and accounting services.

Key Consultants

         Raj K. Rajamani, Ph.D. During the past five years, Dr. Rajamani has been a professor at the Metallurgical Engineering Department of the University of Utah. Dr. Rajamani received his Bachelor of Science in Chemical Engineering at the Annamalai University in Madras, India and received his M. Tech. in Chemical Engineering from the Indian Institute of Technology in Kanpur, India. He later received both an M.E. in Chemical Engineering and a Ph.D. in Metallurgy from the University of Utah. Dr. Rajamani has done research and published extensively on ultra fine grinding, computational fluid dynamics applications, electrodynamic separation of particles and has done modeling of grinding kinetics and charge motion in comminution machines. Dr. Rajamani supports the Company as a consultant on an as needed basis. Dr. Rajamani is 53 years old.

         Vladimir Leonidovich Saveliev, Ph.D. During the past five years, Dr. Saveliev has worked as a Senior Researcher at the Institute of Ionosphere and Higher Energy Physics, Academy of Sciences of the Republic of Kazakhstan, in Almaty, Kazakhstan. Dr. Saveliev specializes in the fields of plasma physics, electrodynamics, propagation of radio waves, kinetic theory, applied mathematics, Monte-Carlo method and numerical simulation. His extensive education includes a 1966 Specialized Physics, Mathematics and Chemistry certificate, a 1971 Master of Science degree from Novosibirsk State University in Physics, 1982 Degree, Candidate of Physical and Mathematical Sciences, which is equivalent to a Ph.D. Defended at the Institute of Theory and Applied Mechanics, Novosibirsk Scientific Center and a 1990 Academic Rank of Senior Researcher, certified by the High Certification Committee at Ministry Council of

USSR. Dr. Saveliev began his professional career at the Institute of High Energy Physics, Academy of Sciences of SazSSR in 1971. He has been advisor to the Ph.D. Thesis of several scientists and a Senior Researcher, Scientific Consultant, Leading Researcher. He is a member of the American Mathematic Society, Referee of European Physics Letters and other journals, Expert of Ministry of Science - Academy of Sciences Republic of Kazakhstan. Dr. Saveliev is widely published in the areas of electromagnetics, plasma dynamics and ionosphere excitation. Dr. Saveliev is 52 years old.

Family Relationships

         There are no family relationships between any of the Company's officers and directors.

Involvement in Legal Proceedings

         To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

         (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

         (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

         (3) was the subject of any order, judgement or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

                  (i) acting as a future commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, of engaging in or continuing any conduct or practice in connection with such activity;

                  (ii) engaging in any type of business practice; or

                  (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

         (4) was the subject of any order, judgement, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

         (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated;

         (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.


Item 6.  Executive Compensation.

         The following chart sets forth the compensation paid to each Officer and Director of the Company, from the Company, for the last twelve months and the planned compensation during the next twelve months.

                                            SUMMARY COMPENSATION TABLE

                                                                       Long Term Compensation
                           Annual Compensation                          Awards               Payouts
                                                                        Restricted
Name and Principal                          Bonus    Other Annual      Stock Options/         LTIP    All Other
Position                   Year    Salary     $     Compensation      Awards    SARs         Payout  Compensation
--------                   ----    ------   -----   ------------      ----------------      -------------------
Louis Naegle               2001     -0-       -0-    -0-               -0-      -0-            -0-      -0-
President                  2000     -0-       -0-    -0-               -0-      -0-            -0-      -0-

Tim Adair                  2001     -0-       -0-    -0-               -0-      -0-            -0-      -0-
Secretary                  2000     -0-       -0-    -0-               -0-      -0-            -0-      -0-


         No other compensation has been paid directly or accrued to any other officer or director of the Company to date. The Company has no policy for compensating its directors for attendance at Board of Directors meetings or for other services as directors.

         Compensation of officers and directors is determined by the Company's Board of Directors and is not subject to shareholder approval. The Company has no agreement at this time, with any officer, director or key employee, regarding employment with the Company or compensation for services.

         The Company has no retirement, pension, or benefit plan at the present time, however, the Board of Directors may adopt plans as it deems to be reasonable under the circumstances.

Employment Contracts and Termination of Employment and Change in Control Arrangement

         The Company has no employment agreements with its employees or executive officers. In the past three years no executive officer has received any amounts in connection with an executive officer's resignation, retirement, or other termination. No executive officer received any amounts in the last three years in connection with a change in control of the Company of a change in the executive officer's responsibilities after a change in control.

Item 7. Certain Relationships and Related Transactions.

         From February 2001 to May 2001, the Company paid $20,000 to Stephen Smoot in project management fees. Mr. Smoot has completed the services he was retained to perform and the Company does not expect to pay him any addition project management fees, associated with the application for and ongoing reporting obligations associated with the I&I grant from the U.S. Department of Energy. Mr. Smoot is a trustee of the Stephen and Jill Smoot Family Trust, which is the beneficial owner of Particle Separation Technologies, L.C. Particle Separation Technologies, L.C., holds approximately 92% of the Company's issued and outstanding common shares.

         The Company does not anticipate engaging in any additional significant dealings with affiliates. If, however, there are dealings with related parties in the future, the Company will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person.

Item 8.  Description of Securities

Description of Common Stock.

         The Company has authorized capital stock consisting of 50,000,000 shares of common stock with a $.001 par value. The Company currently has 865,100 shares issued and outstanding, all of which is validly issued, fully paid and non-assessable. Holders of common stock are entitled to receive dividends when declared by the Board of Directors out of funds legally available therefore. Any such dividends may be paid in cash, property or shares. The Company has not paid any dividends since inception. All dividends will be subject to the discretion of our Board of Directors, and will depend upon, among other things, the operating and financial conditions, capital requirements and general business conditions. Therefore, there can be no assurance that any dividends on the shares will be paid in the future.

         All shares have equal voting rights and, when validly issued and outstanding, will have one vote per share on all matters to be voted upon by the shareholders. Cumulative voting in the election of directors is not allowed, and a quorum for shareholder meetings shall result from a majority of the issued and outstanding shares present in person or by proxy. Accordingly, the holders of a majority of the shares present, in person or by proxy at any legally convened shareholders' meeting at which the Board of Directors is to be elected, will be able to elect all directors and the minority shareholders will not be able to elect a representative to the Board of Directors.

         Shares have no preemptive or conversion rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. Each share is entitled to share pro rata any assets available for distribution to holders of its equity securities upon our liquidation.

         During the pendency of the offering, subscribers will have no rights as stockholders until the offering has been completed and the shares have been issued to them.

Description of Stock Options.

         The Board of Directors has adopted the EMPS Corporation 1998 Stock Option Plan (the "Plan") allowing it to offer key employees, officers, directors, consultants and sales representatives, an opportunity to acquire a proprietary interest in the Company. The various types of incentive awards which may be provided under the Stock Option Plan will enable the Company to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business. To date the Company has not issued any options pursuant to the Plan. The total number of shares reserved and available for distribution under the Plan is 400,000 shares. These shares underlie the options issued by the Company pursuant to the Plan. The option holders will not be protected against dilution if the Company issues additional shares in the future. Neither the options, nor the shares underlying the option have preemptive rights.

         In the case of any reclassification, change, consolidation, merger, sale or conveyance of our shares to another corporation, the Company will make adequate provision whereby the registered holder of any outstanding option will have the right thereafter to receive an exercise of the options immediately prior to the reclassification, change, consolidation, merger, sale or conveyance of the Company shares.

         Other provisions of the options are set forth below. This information is subject to the provisions of the Plan and the Stock Option Certificates representing the options. The following information is a summary of the EMPS Corporation 1998 Stock Option Plan and is qualified by reference to the plan.

         1. The shares underlying the Options offered pursuant to the Plan are subject to the same rights and restrictions as other shares.

         2.  Once an option is granted, it may not be called by the Company.

         3. The options may not be sold prior to six months from the date of the grant of the related award without our prior approval.

         4. Unless exercised within the time provided for exercise, the options will automatically expire.

         5. The exercise price per share purchasable under a stock option shall be determined by the Committee at the time of grant and may not be less that 100% of Fair Market Value of the shares, provided however, that the exercise price of an Incentive Stock Option granted to a 10% Stockholder shall not be less than 110% of the Fair Market Value of the shares.

         6. There is no minimum number of shares which must be purchased upon exercise of the option.

         7. The option holders, in certain instances, are protected against dilution of their interest represented by the underlying shares upon the occurrence of stock dividends, stock splits, reclassifications and mergers.

Transfer Agent.

         The Company's transfer agent and registrar is Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, Telephone (801) 272-9294.

                                                      PART II

Item 1. Market Price of and Dividends on Registrants Common Equity and Other Shareholder Matters.

         The Company's shares are not traded publicly. The Company, however, has registered securities with the SEC and is currently in the process of applying for a listing on the Over-the- Counter Bulletin Board ("OTCBB"). The Company currently has 865,100 shares outstanding held by 78 shareholders.

         Currently, none of the Company's common shares are subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company. Of the 800,000 restricted shares the Company currently has outstanding, 8,651 shares are eligible for resale pursuant to Rule 144 every 90 days. The Company has no agreements to register shares on behalf of shareholders currently holding unregistered securities. The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividend is subject to limitations imposed by Nevada law. Under Nevada law, dividends may be paid to the extent that the corporation's assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business.

Item 2.  Legal Proceedings.

         To the knowledge of management, there is no material litigation or governmental agency proceeding pending or threatened against the Company or its management. Further, the Company is not aware of any material pending or threatened litigation or governmental agency proceeding to which the Company or any of its directors, officers or affiliates are or would be a party.

Item 3. Changes in and disagreements with accountants on accounting and financial disclosure

             None.

Item 4.  Recent Sales of Unregistered Securities.

             None.

Item 5.  Indemnification of Directors and Officers

         The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

         (a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

                  1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

                  2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

             3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

             4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                  (a) By the stockholders;

                  (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

                  (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

                  (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

                  5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

                  6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                           (a) Does not exclude any other rights to which a
                  person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders of disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                           (b) Continues for a person who has ceased to be a
                  director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

                  7. The Company's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

                                    PART F/S

                         EMPS CORPORATION AND SUBSIDIARY
                          (Development Stage Companies)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                      WITH

                          INDEPENDENT AUDITOR'S REPORT

                         EMPS CORPORATION AND SUBSIDIARY
                          (Development Stage Companies)


                                    CONTENTS


                                                                            PAGE


Independent Auditor's Report                                                F-1

Consolidated Balance Sheets                                                 F-2

Consolidated Statements of Operations                                       F-3

Consolidated Statement of Stockholders' Equity                              F-4

Consolidated Statements of Cash Flows                                       F-5

Notes to Consolidated Financial Statements                                  F-6

Independent Auditor's Report


Board of Directors
EMPS CORPORATION


I have audited the accompanying balance sheets of EMPS Corporation (A development stage company) as of December 31, 2000 and 1999 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999 and the period from inception (July 14, 1998) to December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EMPS Corporation (A development stage company) at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 and the period from Inception (July 14, 1998) to December 31, 2000 in conformity with generally accepted accounting principles.

As discussed on Notes 1 and 8, the Company has been in the development stage since its inception on July 14, 1998. The Company has limited operating capital with current assets exceeding current liabilities by $18,309 at December 31, 2000, and has no operations with net losses from inception. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.


/s/ David T. Thomson, P.C.

Salt Lake City, Utah
February 16, 2001

                                            EMPS CORPORATION AND SUBSIDIARY
                                             (Development Stage Companies)

                                              CONSOLIDATED BALANCE SHEETS

                                                         ASSETS

                                                                          September 30,    December 31,       December 31,
                                                                              2001             2000               1999
                                                                          ----------        ----------         ---------
                                                                          (unaudited)
CURRENT ASSETS:
  Cash on hand                                                            $   55,462        $   50,012         $       -
                                                                                  42                 -                 -
                                                                          ----------        ----------         ---------
            Total Current Assets                                              55,504            50,012                 -
                                                                          ----------        ----------         ---------

OTHER ASSETS
  Deferred offering costs                                                          -             5,472             9,152
  Patents, net of amortization of $128, $130 and $76                           4,652               670               724
                                                                          ----------        ----------         ---------

            Total Other Assets                                                 4,652             6,142             9,876
                                                                          ----------        ----------         ---------
TOTAL ASSETS                                                              $   60,156        $   56,154         $   9,876
                                                                          ==========        ==========         =========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                        $   38,285        $   26,138         $   6,270
  Accrued interest payable                                                         -               514               128
  Deferred revenue                                                            12,032                 -                 -
  Due to Parent                                                                    -             5,051             3,711
                                                                          ----------        ----------         ---------
            Total Current Liabilities                                         50,317            31,703            10,109
                                                                          ----------        ----------         ---------
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock; $.001 par value, 50,000,000
       shares authorized, 865,100, 850,000 and 800,000
       shares issued and outstanding respectively                                865               850               800
  Additional paid-in capital                                                  32,630            26,907             1,000
  Deficit accumulated during the development stage                           (23,656)           (3,306)           (2,033)
                                                                          ----------        ----------         ---------
            Total Stockholders' Equity (Deficit)                               9,839            24,451              (233)
                                                                          ----------        ----------         ---------
TOTAL LIABILITIES AND STOCKHOLDERS'  EQUITY                               $   60,156        $   56,154         $   9,876
                                                                          ==========        ==========         =========

                            The accompanying notes are an integral part of these financial statements.

                                                                 F-2

                                                          EMPS CORPORATION AND SUBSIDIARY
                                                            (Development Stage Companies)

                                                        CONSOLIDATED STATEMENTS OF OPERATIONS




                                              For the Nine          For the Nine        For the          For the       Cumulative
                                               Months Ended          Months Ended     Year Ended       Year Ended      During The
                                               September 30,        September 30,     December 31,     December 31,    Development
                                                  2001                  2000             2000             1999             Stage
                                             ---------------        --------------   -------------    -------------   -------------
                                               (Unaudited)          (Unaudited)                                         (Unaudited)
REVENUE
  Grant revenue                                $  53,357            $       -         $       -        $       -      $   53,356
  Interest income                                    768                    -                22                -             790
  Other income                                       904                    -                 -                -             904
                                               ---------            ---------         ---------        ---------      ----------
        Total Revenue                             55,029                    -                22                -          55,050
                                               ---------            ---------         ---------        ---------      ----------
EXPENSES
  Federal grant expense                           53,356                    -                 -                -          53,356
  General and administrative                      21,850                  550               795              590          23,234
  Interest                                            40                  227               446              158             645
  Amortization expense                               133                   27                54               56             362
                                               ---------            ---------         ---------        ---------      ----------
       Total Expenses                             75,379                  804             1,295              804          77,597
                                               ---------            ---------         ---------        ---------      ----------

NET INCOME (LOSS) BEFORE CUMULATIVE
EFFECT OF ACCOUNTING CHANGE                      (20,350)                (804)           (1,273)            (804)        (22,547)
  Cumulative effect of accounting change
  for organization costs                               -                    -                 -           (1,109)         (1,109)

NET INCOME (LOSS)                              $ (20,350)           $    (804)        $  (1,273)       $  (1,913)     $  (23,656)
                                               =========            =========         =========        =========      ==========

EARNINGS (LOSS) PER SHARE BEFORE
ACCOUNTING CHANGE                              $   (0.02)           $   (0.00)        $   (0.00)       $   (0.00)     $    (0.03)

CUMULATIVE EFFECT OF ACCOUNTING
CHANGE                                                 -                    -                 -                -           (0.00)
                                               ---------            ---------         ---------        ---------      ----------
EARNINGS (LOSS) PER SHARE                      $   (0.02)           $   (0.00)        $   (0.00)       $   (0.00)     $    (0.03)
                                               =========            =========         =========        =========      ==========

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING                               865,100              800,000           804,167          800,000         816,306
                                               =========            =========         =========        =========      ==========

                            The accompanying notes are an integral part of these financial statements.

                                                                F-3

                                              EMPS CORPORATION AND SUBSIDIARY
                                               (Development Stage Companies)

                                      CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                                                 Deficit
                                                                                                               Accumulated
                                                                    Common Stock               Additional       During The
                                                           ----------------------------          Paid-in       Development
                                                             Shares            Amount            Capital          Stage
                                                           ----------       -----------      -------------    --------------
BALANCE, July 14, 1998 (inception)                                 -         $      -        $        -       $          -

Shares issued to parent in exchange for assignment
  of patents at par value of $.001 per share,
  July 14, 1998                                              800,000              800                 -                  -

Capital contributed to the Company to pay costs                    -                              1,000

Net income (loss) from inception (July 14, 1998) to
  December 31, 1998                                                -                -                 -               (120)
                                                             -------            -----         ---------        ------------

BALANCE, December 31, 1998                                   800,000              800             1,000               (120)

Net income (loss) for the year ended
  December 31, 1999                                                -                -                 -             (1,913)
                                                             -------            -----         ---------        ------------

BALANCE, December 31, 1999                                   800,000              800             1,000             (2,033)

Issuance of shares for cash pursuant to
  public offering of common stock at $1.00
  per share on December 25, 2000                              50,000               50            49,950                  -

Offering costs associated with shares issued                       -                -           (24,043)                 -

Net income (loss) for the year ended
  December 31, 2000                                                -                -                 -             (1,273)
                                                             -------            -----         ---------        ------------

BALANCE, December 31, 2000                                   850,000              850            26,907             (3,306)

Issuance of shares for cash pursuant to the completion
  of a public offering of common stock at $1.00
  per share on January 31, 2001 (Unaudited)                   15,100               15            15,085                  -

Offering costs associated with shares issued
  issued (Unaudited)                                               -                -            (9,362)                 -

Net income (loss) for the nine months ended
  September 30, 2001 (Unaudited)                                   -                -                 -            (20,350)
                                                             -------            -----         ---------        ------------

BALANCE, September 30, 2001 (Unaudited)                      865,100            $ 865         $  32,630        $   (23,656)
                                                             =======            =====         =========        ===========

                            The accompanying notes are an integral part of these financial statements.

                                                              F-4

                                             EMPS CORPORATION AND SUBSIDIARY
                                              (Development Stage Companies)

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                       For the Nine      For the Nine        For The       For The        Cumulative
                                                       Months Ended      Months Ended      Year Ended     Year Ended      During The
                                                       September 30      September 30     December 31,   December 31,    Development
                                                           2001              2000             2000           1999           Stage
                                                     ---------------------------------------------------------------- --------------
                                                       (Unaudited)        (Unaudited)                                    (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash from grant                                     $    68,228         $    -             $      -      $      -      $   68,228
  Cash from interest received                                 768              -                   22             -             790
  Cash paid for interest                                     (555)             -                    -             -            (555)
  Cash paid for grant expenses                            (47,562)             -                    -             -         (47,562)
  Cash paid for expense                                   (20,403)             -                 (245)         (247)        (20,895)
                                                      -----------         ------             --------      --------      ----------
       Total cash used in operating activities                476              -                 (223)         (247)              6
                                                      -----------         ------             --------      --------      ----------

CASH FLOW FROM INVESTING ACTIVITIES:
  Patents                                                  (4,115)             -                    -             -          (4,115)
  Organization costs                                            -              -                    -             -          (1,000)
                                                      -----------         ------             --------      --------      ----------
       Total cash used in investing activities             (4,115)             -                    -             -          (5,115)
                                                      -----------         ------             --------      --------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital contributed to the Company                            -              -                    -             -           1,000
  Advances (payments) from Parent                          (5,051)             -                1,340         3,711               -
  Sale of common stock for cash                            15,100              -               50,000             -          65,100
  Deferred offering costs                                    (960)             -               (1,105)       (3,464)         (5,529)
                                                      -----------         ------             --------      --------      ----------

       Total cash provided by financing activities          9,089              -               50,235           247          60,571
                                                      -----------         ------             --------      --------      ----------
NET INCREASE (DECREASE) IN CASH                             5,450              -               50,012             -          55,462

CASH - BEGINNING OF PERIOD                                 50,012              -                    -             -               -
                                                      -----------         ------             --------      --------      ----------
CASH - END OF PERIOD                                  $    55,462         $    -             $ 50,012      $      -      $   55,462
                                                      ===========         ======             ========      ========      ==========

RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
   PROVIDED (USED) BY OPERATING ACTIVITIES

NET INCOME (LOSS)                                     $   (20,350)        $ (805)            $ (1,273)     $ (1,913)     $  (23,656)
                                                      -----------         ------             --------      --------      ----------
Adjustment to reconcile net income (loss) to net
  cash provided (used) by operating activities
    Cumulative effect of accounting change                      -              -                    -         1,109           1,109
    Amortization of organization and patent costs             134             27                   54            56             363
    Change in assets and liabilities
      (Increase) in due from officer                          (42)             -                    -             -             (42)
      Increase in deferred revenue                         12,032              -                    -             -          12,032
      Increase (decrease) in accrued interest                (514)           168                  386           128               -
      Increase (decrease) in accounts payable               9,216            610                  610           373          10,200
                                                       -----------         ------             --------      --------      ----------
              Total Adjustments                            20,826            805                1,050         1,666          23,662
                                                      -----------         ------             --------      --------      ----------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES      $       476         $    -             $   (223)     $   (247)     $        6
                                                      ===========         ======             ========      ========      ==========

NONCASH TRANSACTIONS
  Part of consideration to purchase Subsidiary
    shares and patents                                $     2,636         $    -             $      -      $      -      $        -
                                                      ===========         ======             ========      ========      ==========
  Accounts payable for organizations costs            $         -         $    -             $      -      $      -      $      209
                                                      ===========         ======             ========      ========      ==========
  Accounts payable for deferred offering costs        $     2,930         $2,272             $ 19,838      $  1,899      $   29,670
                                                      ===========         ======             ========      ========      ==========
  Commons stock issued for assignment of patents      $     2,636         $    -             $      -      $      -      $    3,436
                                                      ===========         ======             ========      ========      ==========

                            The accompanying notes are an integral part of these financial statements.

                                                                F-5

                         EMPS CORPORATION AND SUBSIDIARY
                          (Development Stage Companies)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 2000 is Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization - EMPS Corporation (The Company) was organized under the laws of the State of Nevada on July 14, 1998 and has elected a fiscal year end of December 31st . The Company was formed for the purpose of furthering development and marketing of patented technology for commercially separating nonmagnetic particulate material from other materials without heat or water. On January 31, 2001, the Company formed a wholly owned subsidiary by issuing cash and other consideration for all of the issued and outstanding shares of EMPS Research Corporation (Research) (See note 9). The Company and its Subsidiary have not commenced planned principle operations and are considered a development stage company as defined in SFAS No. 7. The Company has acquired three patents having to do with the business purpose outlined above.

         Financial statements - The accompanying financial statements include only the accounts of EMPS Corporation and it's wholly-owned subsidiary (Research) and are not presented on a consolidated basis with Particle Separation Technologies, L.C., (PST) which is its Parent Company. At September 30, 2001, December 31, 2000 and 1999, PST owned 92.5%, 94%
         and 100% of the common stock of EMPS Corporation respectively.

         Consolidation Policy - The consolidated balance sheet, statement of operations, and statement of cash flows at September 30, 2001, include the accounts of the Company and its wholly-owned subsidiary (Research). The consolidated statement of operations and statements of cash flows at September 30, 2000, December 31, 2000 and 1999 excludes the Research financial information because Research was not in existence at that time. Intercompany transactions and balances have been eliminated in consolidation.

         Net Earnings Per Share - The computation of net income (loss) per share of common stock is based on the weighted average number of shares outstanding during the period presented.

         Organization Costs - The Company was amortizing its organization costs, which reflected amounts expended to organize the Company, over sixty
         (60) months using the straight-line method. In 1998, the Accounting Standards Executive Committee (AsSEC) of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, "Reporting on the Cost of Start-up Activities." The SOP requires costs of start-up activities and organization costs to be expensed as incurred. During 1999, the Company adopted the SOP and recognized a charge for the cumulative effect of accounting change of $1,109.

         Assignment of Patent Rights - The Company is amortizing its cost associated with the acquisition of its patents over a remaining life of
         12.8 years using the straight-line method. This life is the legally remaining protected lives of the patents. Amortization expense shown from 1999 forward is for patents only.

         Income Taxes - Due to losses at September 30, 2001, December 31, 2000 and 1999, no provisions for income taxes has been made. There are deferred income taxes resulting from income and expense items being reported for financial accounting and tax reporting purposes in different periods. The difference arises from the accelerating of the write-off of organization costs for financial statement purposes as compared to amortizing over 60 months for tax purposes.

                         EMPS CORPORATION AND SUBSIDIARY
                          (Development Stage Companies)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 2000 is Unaudited)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company did not have non-cash investing activities during 2000 and 1999

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Grant revenue recognition - The DOE grant is funded on a cost reimbursement basis and payments received from the grant are treated as earned and recognized as revenue at the time expenditures reimbursable under the grant are made by the Company. The grant has provisions for advance payments. A grant receivable is recorded if expenditures exceed amounts received under the grant and deferred revenue is recorded if payments exceed costs expended under the grant.

         Unaudited Interim Information - In the opinion of management, the unaudited financial statements reflect all adjustments, consisting only of normal adjustments, necessary to present fairly, the financial position of the Company at September 30, 2001 and 2000 and the results of operations and cash flows for the nine months then ended. The results of operations and cash flows for the nine months ended September 30, 2001 should not necessarily be taken as indicative of the results of operations and cash flows for the entire year ended December 31, 2001.

NOTE 2 - EQUITY TRANSACTIONS

         The Company on July 14, 1998 issued 800,000 of $.001 par value common stock to PST to acquire Patents to technology explained above in the organization footnote. The stock was valued at par value for a total acquisition cost of $800 (see Note 4). At December 31, 1998 $1,000 was contributed to the Company to pay certain cost to organize the Company. The Company has recorded the contributed capital as additional paid-in capital in its financial statements.

         Effective January 31, 2001, the Company completed a public offering of its common stock. The stock was sold at $1.00 per share. The Company sold 65,100 shares of its common stock for a total of $65,100. The direct costs of the offering were $33,405.

NOTE 3 - RELATED PARTY TRANSACTIONS

         PST (see financial statements - note 1) is providing free office space to the Company; the free rent has been determined to have only nominal value. At December 31, 2000, PST had paid in behalf of the Company certain accounting, legal and other professional fees, and other minor expenses in the amount of $5,051. These have been treated as short-term advances and have accrued interest at 9% per annum until payment was made in 2001.

                         EMPS CORPORATION AND SUBSIDIARY
                          (Development Stage Companies)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 2000 is Unaudited)

NOTE 3 - RELATED PARTY TRANSACTIONS - CONTINUED

         The Company has no employees. Starting in the first quarter of 2001 and through September 30, 2001, compensation was paid to the project manager of the government grant issued to Research (see note 8) in the amount of $20,000. The project manager is a related party to Research through PST. As of December 31, 2000 and 1999 no compensation was paid or accrued to any officers or directors of the Corporation holding Research's stock due to the fact that it is of only nominal value

NOTE 4 - ASSIGNMENTS OF PATENTS TO THE COMPANY

         As outlined above, PST has assigned patents for its technology to the Company in exchange for common stock of the Company. The term of the assignment is for the length of time covered under the letters of Patent. At the time of the assignment, the costs of the patents were recorded at no more than the cost of the patents to PST. During the period ending September 30, 2001, the Company paid, using cash, additional legal fees on the third patent for a cost of $1,970. These patents were then assigned to Research. (See Note 9).

NOTE 5 - STOCK OPTION PLAN

         The Company has adopted a stock option plan. The total number of shares of common stock reserved and available for distribution under the Plan shall be 400,000 shares. At September 30, 2001, December 31, 2000 and 1999 no options have been granted. The Company can grant incentive stock options or Non-qualified stock options. The grant-holding period, the term of the grant, the grant exercise price, when the grant can be exercisable, and the method of exercise are detailed in the stock option plan.

NOTE 6 - INCOME TAXES

         At December 31, 2000 and 1999 the Company had net federal operating losses (NOL) of $2,681 and $1,166 which can be carried forward to offset operating income. The Company's NOL's will expire between the years 2020 and 2018. Valuation allowances of $496 and $305 have been established for deferred tax assets associated the above NOL's for 2000 and 1999 and for the amortizing of organization costs for tax purposes from 2000 forward. The change in the NOL allowances for 2000 and 1999 was $191 and $287. At September 30, 2001, the Company and Research had consolidated interim losses of $20,350. Losses for the year 2001, if any, will expire in 2021. A valuation allowance of $3,052 has been established for the September 30, 2001 interim loss

NOTE 7 - GOING CONCERN

         The Company has experienced losses of $20,350, $1,273 and $1,913 for the nine months ended September 30, 2001 and the years ended in 2000 and 1999 respectively and has experienced losses from its inception. The Company has limited operating capital, no income and is a development stage company. In light of the above circumstances, the ability of the Company to continue as a going concern is substantially in doubt. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                         EMPS CORPORATION AND SUBSIDIARY
                          (Development Stage Companies)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (Information Subsequent to December 31, 2000 is Unaudited)

NOTE 7 - GOING CONCERN - CONTINUED

         In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet it operating requirements, and the success of its future ability to meet expenses until it commences operations in a profitable manner.

         Management believes their plans will provide the corporation with the ability to continues in existence at least for the next 12 months. Management plans to maintain its filings for corporate existence and to limit expenses to the minimum to remain in existence. Management believes that expenses will be at a level so that cash on hand after the payment of existing expense will be adequate for the next 12 months. If not, the Company may require additional advances or loans from its Parent or stockholders. Management believes these efforts will maintain the entity as a going concern

NOTE 8 - DEPARTMENT OF ENERGY AWARD

         The Department of Energy (DOE), through its Office of Industrial Technologies (OIT) 2000 Inventions and Innovation (I&I) Program has awarded a grant to Research. Research's application was titled "Development of a High-Frequency Eddy-Current Separator". The grant was approved in the amount of $199,000. The project period is from February 1, 2001 to January 1, 2003. Specific amounts have been subcontracted to two entities to assist in the research to be conducted under the grant. Through September 30, 2001, Research has incurred grant expenses in the amount of $53,356.

NOTE 9 - FORMATION OF WHOLLY OWNED SUBSIDIARY

         On January 31, 2001, the Company formed EMPS Research Corporation (Research) as a wholly owned Subsidiary by giving cash and other consideration in exchange for 1,000,000 shares of Research common stock. Research was incorporated on January 31, 2001 in the State of Utah. The Company owns all of the issued and outstanding common shares of Research (1,000,000 shares). The consideration given by the Company to Research for its shares was $2,100 of cash, payment of organization costs of $264 on behalf of Research, and the assignment of three Patents owned by the Company to Research at their book value (historical costs) at time of assignment in the amount of $2,636. Thus, the Company paid a total price of $5,000 for the 1,000,000 shares of common stock of Research.

                                    PART III


Item 1. Index and Description of Exhibits

Exhibit
Number      Title of Document                        Location
3.1         Articles of Incorporation                Incorporated by reference to the Form SB-1
                                                     filed by the Company on September 9, 1999.

3.2         Bylaws                                   Incorporated by reference to the Form SB-1
                                                     filed by the Company on September 9, 1999.

4.1         EMPS Corporation 1998 Stock              Incorporated by reference to the Form SB-1
            Option Plan                              filed by the Company on September 9, 1999.

10.1        Assignment of Patents                    Incorporated by reference to the Form SB-1
                                                     filed by the Company on September 9, 1999.

10.2        Assignment of Patents                    As filed.

                                       22

10.3        Assignment of Patents                    As filed.

10.4        Subcontract Agreement                    Attached.

21.1        Subsidiaries of Registrant               As filed.

99.1        Award of grant from the                  Attached.
            Department of Energy

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                                   EMPS CORPORATION


Date: November 20, 2001             /s/ Louis Naegle
                                   ---------------------------------------------
                                   Louis Naegle
                                   President



Date: November 20, 2001            /s/ Timothy L. Adair
                                   ---------------------------------------------
                                   Timothy L. Adair
                                   Principal Accounting Officer, Secretary


                                       24